PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec receives US $242 million of its U.S. duty deposits through EDC

Temiscaming, Quebec, October 30, 2006 – Tembec confirmed today that it has received a payment of US $242 million pertaining to softwood lumber duty deposits made by the Company to US customs since May 2002. The funds were advanced by Export Development Corporation (“EDC”) as part of a financing transaction made possible by the 2006 Softwood Lumber Agreement (the “Agreement”) between Canada and the United States. The Agreement, which came into force on October 12, provides for the return of approximately 82% of the US$ value of duties deposited by the Company. The purchase by EDC of the duties to be refunded eliminates the waiting period anticipated for US customs to process the refunds.

“We are pleased to have received these monies in a timely manner” said James Lopez, Tembec’s President and CEO. “The funds will serve to reduce our debt and increase liquidity. They will also allow us to put even greater focus on the key operational and financial issues that will continue to drive the Company’s recovery plan”.

The amount received from EDC represents substantially all of the funds that are expected to be returned to the Company. The positive impact of refunded duties will be recorded in the Company’s December 2006 quarterly financial results.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 10,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities in Canada and the United States. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information:	Pierre Brien
Vice President, Communications and Public Affairs Tel.: 819-627-4387